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                           June 29, 2022

       Samuel P. Wertheimer, Ph.D.
       Chief Executive Officer
       Brookline Capital Acquisition Corp.
       280 Park Avenue, Suite 43W
       New York, NY 10017

                                                        Re: Brookline Capital
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed June 27, 2022
                                                            File No. 333-264222

       Dear Dr. Wertheimer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4 filed June 27,
2022

       General

   1. We note that Brookline Capital Markets was engaged by BCAC to act as financial advisor in connection with the
business combination. We note also that Wedbush Securities Inc.
                                                        was engaged by Apexigen
to act as financial advisor in connection with the business
                                                        combination. We note
also that BCAC engaged Wedbush and Brookline Capital Markets to act as the exclusive
lead placement agent and co-placement agent respectively for the
                                                        PIPE investment, but
Wedbush subsequently terminated its engagement as the exclusive lead placement agent.
We note press reports that certain firms are ending their
                                                        involvement in SPAC
business combination transactions. Please tell us, with a view to disclosure, whether you
have received notice from any of your or Apexigen's financial advisor(s) about it
ceasing involvement in your transaction and how that may impact your
 Samuel P. Wertheimer, Ph.D.
Brookline Capital Acquisition Corp.
June 29, 2022
Page 2
      deal.
2. We note the Wedbush terminated its engagement letter with BCAC to act as exclusive lead placement agent for the PIPE financing on January 26, 2022. Please clarify the reasons for Wedbush's resignation as exclusive lead placement agent for the PIPE financing. In addition, please disclose any fees paid or due to Wedbush in connection with its role as a financial advisor to Apexigen. If any of these fees will be forfeited by their resignation, please revise to disclose this information.
       You may contact Li Xiao at 202-551-4391 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Jason Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameSamuel P. Wertheimer, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameBrookline Capital Acquisition Corp.
                                                            Office of Life
Sciences
June 29, 2022 Page 2
cc:       Jeffrey C. Selman, Esq.
FirstName LastName